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                          COMSTOCK PARTNERS FUNDS, INC.

           AMENDED AND RESTATED CLASS C SERVICE AND DISTRIBUTION PLAN

     INTRODUCTION: This is an amendment and restatement of the Class C Service and Distribution Plan (the "Plan") for the above-captioned investment company (the "Company"). The Plan relates to the Class C shares of the Comstock Partners Strategy Fund (the "Strategy Fund") and the Comstock Partners Capital Value Fund (the "Capital Value Fund" and, together with the Strategy Fund, the "Funds") and is being adopted in accordance with Rule 12b-1, promulgated under the Investment Company Act of 1940, as amended (the "Act"). Under the Plan, the Company, on behalf of each Fund, would pay the Company's distributor (the "Distributor")
(1) a fee for distributing such Fund's Class C shares (the "Distribution Fee"), and (2) a fee for providing services to the Class C shareholders of such Fund (the "Service Fee"). If this proposal is to be implemented with respect to the Distribution Fee, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed Distribution Fee be adopted by the Company. The Service Fee under the Plan is intended to be a "service fee" as defined in Article III, Section 26, of the NASD Rules of Fair Practice, and not a cost which is primarily intended to result in the sale of Class C shares and which would require approval pursuant to Rule 12b-1.

     The Company's Board, in considering whether the Company should implement a written plan with respect to the Service Fee and the Distribution Fee, has requested and evaluated such information as it deemed necessary to make an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to each Fund's Class C shares for such purposes.

     In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit each Fund and holders of each Fund's Class C shares.

     THE PLAN:  The material aspects of the Plan are as follows:

     1. The Company, on behalf of each Fund, shall pay to the Distributor for distribution the Distribution Fee at an annual rate of .75 of 1% of the value of the average daily net assets attributable to Class C shares of such Fund.

     2. The Company, on behalf of each Fund, shall pay to the Distributor the Service Fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to such Fund's Class C shares in respect of the provision of personal services to Class C shareholders of such Fund and/or the maintenance of such Fund's Class C shareholder accounts. The Distributor shall determine the amounts to be paid to one or more securities dealers, financial institutions (which may include banks) or other industry professionals, such as investment advisers, accountants and estate
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planning firms (severally, a "Service Agent") and the basis on which such payments will be made. Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor.

     3. For purposes of determining the fees payable under this Plan, the value of the net assets attributable to Class C shares of each Fund shall be computed in the manner specified in the Company's charter documents, and each Fund's prospectus and statement of additional information, as then in effect for the computation of the value of the Company's net assets attributable to Class C shares of such Fund.

     4. The Company's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

     5. This Plan will become effective with respect to each Fund upon approval by (a) with respect to the Distribution Fee, holders of a majority of such Fund's outstanding Class C shares, and (b) a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

     6. With respect to each Fund, this Plan shall continue for a period of one year from its effective date, unless earlier terminated for such Fund in accordance with its terms, and thereafter shall continue automatically for such Fund for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 5(b) hereof.

     7. This Plan may be amended at any time by the Company's Board, provided that (a) any amendment to increase materially the Distribution Fee or other costs which are primarily intended to result in the sale of a Fund's Class C shares which such Class C shares may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of such Fund's outstanding Class C shares, and (b) any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 5(b) hereof.

     8. This Plan is terminable with respect to a Fund without penalty at any time (a) by vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) with respect to the Distribution Fee or other costs which are
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primarily intended to result in the sale of such Fund's Class C shares, by vote of the holders of a majority of such Fund's outstanding Class C shares.

     Dated:    ___________ ___, 1996

     Effective Date:   ___________ ___, 1996